                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1*)


                        FIRST COMMUNITY FINANCIAL GROUP, INC.
                                (Name of Issuer)

                                Common Stock
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)



          Check the following box if a fee is being paid with this statement
          [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
          (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               Page 1 of 7 pages

CUSIP NO. None                     SCHEDULE 13G        PAGE   2   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  FCFG Employee Stock Ownership Plan ("KSOP")
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Washington
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         0 Shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          14,000 Shares
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        0 Shares
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    14,000 Shares
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          229,285 SHARES - The KSOP disclaims beneficial over 85,429 and 129,859 shares beneficially held by Messrs. DeTray and Parsons, respectively, which are included as beneficially owned solely due to the fact that Messrs. De Tray and Parsons are Trustees of the KSOP.

          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [x]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     13.5%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                     EP
          ---------------------------------------------------------------------

CUSIP NO. None                     SCHEDULE 13G        PAGE   3   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Paul E. DeTray
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         85,426 SHARES (Includes 10,617 shares which
   SHARES                           could be acquired within 60 days by the
 BENEFICIALLY                       exercise of stock options.)
  OWNED BY              --------------------------------------------------------
    EACH               (6)     SHARED VOTING POWER
  REPORTING                         14,000 Shares
 PERSON WITH           --------------------------------------------------------
                       (7)     SOLE DISPOSITIVE POWER
                                    85,426 SHARES (Includes 10,617 shares which
                                    could be acquired within 60 days by the
                                    exercise of stock options.)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    14,000 Shares
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          229,285 SHARES - Mr. DeTray disclaims beneficial over 129,859 shares beneficially held by Mr. Parsons which are included as beneficially owned solely due to the fact that Mr. Parsons is also a Trustee of the KSOP.


          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [x]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     13.5%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                     IN
          ---------------------------------------------------------------------

CUSIP NO. None                     SCHEDULE 13G        PAGE   4   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Ken F. Parsons
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         129,859 SHARES(Includes 58,332 shares which
   SHARES                           could be acquired within 60 days by the
 BENEFICIALLY                       exercise of stock options.)
  OWNED BY              --------------------------------------------------------
    EACH               (6)     SHARED VOTING POWER
  REPORTING                         14,000 Shares
 PERSON WITH           --------------------------------------------------------
                       (7)     SOLE DISPOSITIVE POWER
                                    129,859 SHARES(Includes 58,332 shares which
                                    could be acquired within 60 days by the
                                    exercise of stock options.)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    14,000 Shares
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          229,285 SHARES - Mr. Parsons disclaims beneficial over 85,426 shares beneficially held by Mr. DeTray which are included as beneficially owned solely due to the fact that Mr. DeTray is also a Trustee of the KSOP.


          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [x]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     13.5%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                     IN
          ---------------------------------------------------------------------

PAGE 5 OF 7 PAGES

Item 1 (a):      NAME OF ISSUER

                          FIRST COMMUNITY FINANCIAL GROUP, INC.


Item 1 (b):      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                          721 College Street SE
                          Lacey, WA 98503
                          P. O. Box 3800
                          Lacey,  WA  98509-3800

Item 2 (a):      NAME OF PERSON FILING

                          FCFG Employee Stock Ownership Plan ("KSOP")
                          Ken F. Parsons
                          Paul E. DeTray

Item 2 (b):      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                          721 College Street SE
                          Lacey, WA 98503
                          P. O. Box 3800
                          Lacey,  WA  98509-3800

Item 2 (c):      CITIZENSHIP

                          Washington, United States

Item 2 (d):      TITLE OF CLASS OF SECURITIES

                          Common Stock

Item 2 (e):      CUSIP NUMBER

                          Not Applicable

Item 3: This statement is not filed pursuant to Rules 13d-1 (b) or 13d-2, and therefore this item is not applicable.

                                                               PAGE 6 OF 7 PAGES
Item 4:          OWNERSHIP

                          (a)     Amount Beneficially Owned:

                                    229,285 Shares*

         *The KSOP disclaims beneficial over 85,426 and 129,859 shares held beneficially by Messrs. DeTray and Parsons, respectfully, which are included as beneficially owned solely due to the fact that Messrs. DeTray and Parsons are Trustees of the KSOP.

                          (b)     Percent of Class:

                                   13.5 %

                          (c)     Number of Shares as to Which Such Person Has:

                                  (i)      Sole power to vote or direct the
                                           vote:

                                           85,426 Shares - Mr. DeTray
                                           129,859 Shares - Mr. Parsons

                                  (ii)     Shared power to vote or direct the
                                           vote:

                                           14,000 Shares

                                  (iii)    Sole power to dispose or to direct
                                           the disposition of:

                                           85,426 Shares - Mr. DeTray
                                           129,859 Shares - Mr. Parsons

                                  (iv) Shared power to dispose or to direct the disposition of:

                                            14,000 Shares

Item 5:          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                          Not Applicable

Item 6:          OWNERSHIP OF NOT MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON

                          Not Applicable

Item 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

                          Not Applicable.

Item 8:          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                          Not Applicable

Item 9:          NOTICE OF DISSOLUTION OF GROUP.

                          Not Applicable

Item 10:         CERTIFICATION

                          Not Applicable

                                                               PAGE 7 OF 7 PAGES

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


February 13, 1997
-----------------------------------
Date


/s/ Ken F. Parsons
-----------------------------------
Signature

Ken F. Parsons, President and CEO
First Community Financial Group, Inc.